Roberts & Henry
                     164 Honeysuckle Drive
                       Jupiter, FL 33458
                         561-744-5932


                                        August 4, 2005

VIA EDGAR
Christian Sandoe
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                                        Re:  Ehrenkrantz Trust
                                        File No. 33-10888

Dear Christian:

        Setforth below is our response to staff comments made by you with respect to the referenced fund's 485(a) filing.

1.  Comment:    The Fund's "Investments and Strategy" section.  Change %
                in second sentence and clarify.

    Response:   This sentence has been changed to read as follows:  "The Fund will normally invest 100% of its assets in these types of securities."

2.  Comment:    The Fund's "More About Risk" section - "Performance Risk".
                Include IPO's in Investment Strategy section and summarize that risk in "Risk/Return Summary".

    Response:   The Fund's Management has decided to eliminate any investments in IPO's as part of the Fund's investment strategy.
                Historically, the Fund has made no such investments. Hence, the relevent risk disclosure section has been eliminated.

3.  Comment:    The Fund's "General Information Section".  Identify the
                circumstances under which the Fund will impose minimum investment amounts.

    Response:   The relevant language has been changed to read: "The minimum initial investment for shares of the Fund is $500 per investor. Subsequent investments must be at least $100."

4.  Comment:    The Fund's "When and How NAV is Determined" section.
                Identify the circumstances which "fair value pricing" will be used.

    Response:   The relevant language has been changed to read as follows:

                Portfolio securities for which market quotations are not readily avilable are valued at fair value as determined in good faith pursuant to policies and procedures approved by the Fund's Board of Trustees. Debt securities that are not credit impaired with remaining maturities of 60 days or less are generally valued at their amortized cost. Pursuant to the Fund's pricing procedures, securities for which market quotations are not readily available, and therefore are subject to being fair valued, may include securities that are subject to legal or contractual restrictions on resale, securities for which no or limited trading activity has occurred for a period of time, or securities that are otherwise deemed to be illiquid (i.e., securities that cannot be disposed of within seven days at approximately the price at which the security is currently priced by the Fund).
                Market prices are also deemed not to be readily available in circumstances when an event has occurred after the principle foreign market on which a security trades but before the time for determination of the Fund's net asset value that has affected, or is likely to affect more than minimally the net asset value per share of the Fund. Currently, the Fund's portfolio contains no "fair valued" securities.

                When a market price is not readily available, a portfolio security is valued at its fair value, as determined in good faith under procedures established by the Board of Trustees. In determining fair value, the Fund's pricing procedures establish a process and methodology to be employed in attempting to ascertain, in good faith, fair value. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for an asset will be materially different from the value that actually could be realized upon the sale of that asset. The Board of Trustees reviews the Advisor's fair value determinations on a regular basis.

5.  Comment:    The Fund's "Investment Advisor" section.  Add paragraph
                referring shareholders to Annual Report for information about Advisory Contract approval process.

    Response:   The following language has been added to this section:

                "A discussion regarding the reasons for the approval of the Fund's advisory contract is available in the Fund's semi-annual report for the period ending June 30, 2005.

6.  Comment:    The Fund's Investment Management Committee" section.  Identify the specific role of each committee member and state how long they have managed the portfolio.

    Response:   The following language has been added to this section:

                "Ms. King and Mr. Nussbaum share equally all of the functions of this committee. In the event of any specific disagreement, however, Ms. King has final authority. Both Ms. King and Mr. Nussbaum have managed the Fund's portfolio since 1986."

7.  Comment:    The Fund's "Abusive Trading Practices" section .  Identify circumstances when trading restrictions will not be imposed and identify the specific risks to shareholders associated therewith. Also, state whether the Fund's abusive trading restrictions are applied uniformly to all shareholders.

    Response:   The following language has been substituted for the first
                paragraph of the "Abusive Trading" section:

                The Fund is intended for long-term investors and not for those who wish to trade frequently in Fund shares. The Fund believes that excessive short-term trading of Fund shares, such as by traders seeking short-term profits from market momentum, time zone arbitrage and other timing strategies, creates risks for the Fund and its long-term shareholders, including interference with efficient portfolio management, increased administrative and brokerage costs and potential dilution in the value of shares.

                In order to discourage frequent short-term trading in Fund shares, the Fund has adopted policies and procedures which impose a 2.00% redemption fee (short-term trading fee) on shares that are redeemed within 6 months after the date of purchase. This fee is calculated based on the shares' aggregate net asset value on the date of redemption and deducted from the redemption proceeds. The redemption fee is not a sales charge; it is retained by the Fund and does not benefit the Fund's Advisor or any other third party.
                For purposes of computing the redemption fee, shares will be redeemed in reverse order of purchase (the latest shares acquired will be treated as being redeemed first). The redemption fee will not apply to redemptions of shares where
                (i) the shares were purchased through automatic reinvestment of dividends or other distributions or (ii) the redemption is initiated by the Fund. The Fund seeks to apply these policies uniformly.

                The Fund continues to reserve all rights, including the right to refuse any purchase request from any person or group who, in the Fund's view, is likely to engage in excessive trading or if such purchase is not in the best interest of the Fund and to limit, delay or impose other conditions on exchanges or purchases. The Fund has adopted a policy of seeking to minimize short-term trading in its shares and monitors purchase and redemption activities to assist in minimizing short-term trading.

8.  Comment:    The "Portfolio Holdings Disclosure Policies" of the Fund's
                SAI. Identify rating and ranking organizations and disclose any ongoing relationships. Also, specifically identify the Fund's service providers and provide "lag time" related to portfolio disclosure. Also, disclose the restrictions placed on service providers and others not to disclose Fund portfolio holdings.

    Response:   The following language has been added to the 2nd "bullet"
                paragraph:

                "Currently, the Fund makes no such disclosures and has no ongoing relationships with any such organizations. The Fund's portfolio holdings are disclosed to the Fund's Investment Advisor, KN Asset Management, Inc., the Fund's custodian, Riggs Bank; it's Auditors, Roy G. Hale, CPA, it's General Counsel, Roberts & Henry, and it's transfer agent, Gemini
                Fund Services, Inc. The Fund's investment advisor, custodian and transfer agent have knowledge of the Fund's portfolio holdings on a daily basis. The Fund's General Counsel and Auditor have knowledge of the Fund's portfolio holdings on a monthly basis.

                Brokers and Dealers through whom the Fund may execute trades will have contemporaneous knowledge of the specific securities that are the subject of the trade.

                All of the Fund's service providers have provided the Fund with copies of their compliance policies and procedures or have entered into agreements wherein they undertake not to disclose the Fund's portfolio holdings to any other entity or individual.

9.  Comment:    The Advisory Contract Renewal" section.  Revise language to clarify that "economies of scale" benefits occur to the Fund and identify any specific benefits.

    Response:   The first and sixth paragraphs of this section has been
                modified to reflect this comment.

        We understand that the Fund is responsible for the accuracy and adequacy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing, and that the Fund may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the Federal Securities Laws.

        We hope that the above has been responsive to your comments.


                                        Sincerely,

                                        /s/ Thomas C. Henry
                                            Thomas C. Henry